Exhibit 99.7

Environment, Health,

Safety & Social Report 2005

In this report the expression “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The expression is also used where no useful purpose is served by identifying the particular company or companies.

© 2006, ASML Holding N.V. All Rights Reserved

Introduction

Environment, Health and Safety (EHS) Policy

We are a responsible global citizen committed to safeguarding the welfare of our employees and the community and environment we work in.

We strive to conduct our operations in an environmentally responsible manner and to create health and safety practices and work environments that protect employees from injury or occupational illness. We execute by:

•	Meeting or exceeding applicable environmental, health and safety regulatory requirements
•	Proactively promoting employee health and safety and continuously improving our performance in this area
•	Ensuring the environmental and safety performance of our products and auxiliary equipment for our employees, distributors and customers through appropriate design
•	Continuously improving our environmental performance by using materials and energy efficiently and by reducing waste, emissions and discharges as much as practically achievable
•	Developing and implementing EHS procedures and reviewing them periodically to ensure their effectiveness
•	Informing and educating our employees about EHS policies and procedures
•	Communicating EHS issues to our stakeholders
•	Communicating our EHS performance in an annual report

To enable us to achieve these objectives, we seek to integrate EHS into our business planning and decision making as much as possible, by monitoring our performance and establishing clear targets on an ongoing basis.

To our stakeholders

As a globally operating company, we express our commitment to our stakeholders and society through ASML Principles of Ethical Business Conduct. These principles have been developed by a working group representing ASML employees worldwide in cooperation with our Board of Management. They are supported by our various compliance programs and our internal practices.

ASML Principles of Ethical Business Conduct are published on our website: www.asml.com

We respect our employees and acknowledge their contribution to the quality of our products, services and continued success.

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We seek to promote fair, honest and ethical conduct throughout the organization and take adequate steps to ensure the general welfare of our employees and the communities in which we operate.

Our business is conducted on the basis of fairness, good faith and integrity. We expect the same from others.

Eric Meurice

President, Chief Executive Officer and

Chairman of the Board of Management

ASML Holding N.V.

Veldhoven, January 27, 2006

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Overview

About this report

This year, we have integrated the company’s Environment, Health and Safety (EHS) and Social reports into a single document: the ASML EHSS Report 2005. The purpose is to report about ASML policies and programs in 2005. This report is available in digital format only. Visit our website: www.asml.com

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper.

Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a photographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Most of the major semiconductor manufacturers are ASML customers. We are committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge.

ASML’s largest business focuses on lithography systems for 200- and 300-millimeter diameter wafer manufacturing.

The ASML TWINSCAN™ lithography system exemplifies our technology leadership. It is the industry’s only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions.

ASML Special Applications focuses on solutions for application markets, where it has evolved as the lithography market leader in serving the Thin Film Head and Compound Semiconductor industry. Our Remarketing Service has developed expertise to remanufacture and relaunch pre-owned ASML equipment into the market.

ASML MaskTools provides innovative mask technologies and software products that extend the limits of optical lithography for chip manufacturing at the 90 nanometer node and beyond. These are optimized for ASML’s advanced scanners, enabling the delivery of complete and integrated mask design to wafer imaging solutions.

ASML Optics provides precision optical modules for the PAS 5500™ and TWINSCAN lithography systems. ASML Optics also offers design-to-image solutions in optical design and manufacturing, cleanroom assembly, systems engineering and metrology for a broad range of commercial applications, serving customers worldwide.

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ASML operates sales and service in over 50 locations in 14 countries. Research, development and manufacturing are in Wilton, Connecticut and Veldhoven, the Netherlands. ASML has a facility for optics located in Richmond, California, and a technology center in Tempe, Arizona.

Corporate headquarters is in Veldhoven. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Principles

We believe in acting as a responsible corporate citizen and subscribe to the view of the United Nations Commission on Global Governance that “business must be encouraged to act responsibly in the global neighborhood and contribute to its governance.” We have guiding principles as follows:

•	Recognize the importance of sustainable development within our global environment and the need to respect people and preserve our planet while earning a fair profit
•

Believe that human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights are a common standard of achievement for all members within the global community, and we encourage the respect of these rights and freedoms

•	Respect the rule of law and comply with the national laws, regulations, and administrative practices of the countries and communities in which we operate
•

Support the general principles laid down by the Organization for Economic Cooperation and Development in its Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization

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Five-Year Financial Overview: in accordance with U.S. GAAP

Year ended December 31	2001	2002	2003	2004	2005
(in thousands, except per share data)[1]	EUR	EUR	EUR	EUR	EUR
Consolidated statements of operations data
Net sales	1,589,247	1,958,672	1,542,737	2,465,377	2,528,967
Cost of sales	1,558,234	1,491,068	1,173,955	1,559,738	1,554,772
Gross profit on sales	31,013	467,604	368,782	905,639	974,195
Research and development costs	347,333	324,419	305,839	352,920	347,901
Research and development credits	(16,223)	(26,015)	(19,119)	(21,961)	(24,027)
Selling, general and administrative expenses	245,962	263,243	212,609	201,629	201,204
Restructuring and merger and acquisition costs (credits)	44,559	0	24,485	(5,862)	0
Operating income (loss)	(590,618)	(94,043)	(155,032)	378,913	449,117
Minority interest in net result from subsidiaries	3,606	0	0	0	0
Interest income (expense), net	(7,207)	(36,781)	(29,149)	(16,073)	(14,094)
Income (loss) from continuing
operations before income taxes	(594,219)	(130,824)	(184,181)	362,840	435,023
(Provision for) benefit from income taxes	179,017	42,779	59,675	(127,380)	(123,559)
Income (loss) from continuing operations	(415,202)	(88,045)	(124,506)	235,460	311,464
Loss from discontinued operations before income taxes	(103,001)	(183,624)	(59,026)	0	0
Benefit from income taxes	39,211	63,846	23,316	0	0
Loss from discontinued operations	(63,790)	(119,778)	(35,710)	0	0
Net income (loss)	(478,992)	(207,823)	(160,216)	235,460	311,464

Earnings per share data[2,3]
Basic income (loss) from continuing
operations per ordinary share	(0.89)	(0.18)	(0.26)	0.49	0.64
Basic loss from discontinued
operations per ordinary share	(0.14)	(0.26)	(0.07)	0.00	0.00
Basic net income (loss) per ordinary share	(1.03)	(0.44)	(0.33)	0.49	0.64
Diluted net income (loss) per ordinary share	(1.03)	(0.44)	(0.33)	0.49	0.64

Number of ordinary shares used in
computing per share amounts (in thousands)
Basic	465,866	476,866	482,240	483,380	484,103
Diluted	465,866	476,866	482,240	484,661	542,979

[1]

The selected consolidated data for all periods reflect the effects of our decision in December 2002 to discontinue our Track business and divest our Thermal business which we substantially divested in October 2003.

[2]

Net income (loss) per ordinary share amounts have been retroactively adjusted to reflect the issuance of 47,139,000 ordinary shares in connection with the May 2001 merger with SVG, which was accounted for as a pooling of interests.

[3]

The calculation of the number of ordinary shares used in computing diluted net income per ordinary share (i) in 2001, 2002, 2003 and 2004 does not assume conversion of ASML’s outstanding Convertible Subordinated Notes and (ii) in 2001, 2002 and 2003 does not assume the exercise of options issued under ASML’s stock option plans, as such conversions and exercises would have an anti-dilutive effect.

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Year ended December 31	2001	2002	2003	2004	2005
(in thousands)	EUR	EUR	EUR	EUR	EUR
Consolidated balance sheets data
Cash and cash equivalents	910,678	668,760	1,027,806	1,228,130	1,904,609
Working capital[4]	1,822,711	1,662,570	1,463,308	1,868,871	1,785,836
Total assets	3,643,840	3,301,688	2,868,282	3,243,766	3,756,023
Long-term liabilities	1,588,846	1,233,398	1,040,556	1,039,023	624,203
Total shareholders’ equity	1,226,287	1,315,516	1,141,207	1,391,602	1,711,837

Consolidated statements of cash flows data
Purchases of property, plant and equipment	(160,427)	(89,282)	(48,567)	(74,979)	(72,660)
Depreciation, amortization and impairment	138,959	186,686	156,900	93,144	98,881
Net cash provided by (used in) continuing operating activities	(328,017)	(61,127)	532,659	257,147	713,511
Net cash provided by (used in)
discontinued operating activities	(35,937)	(121,039)	12,736	(5,880)	(2,018)
Net cash provided by (used in) total operating activities	(363,954)	(182,166)	545,395	251,267	711,493
Net cash used in continuing investing activities	(197,693)	(72,876)	(49,028)	(60,398)	(60,803)
Net cash used in discontinued investing activities	(33,878)	(6,434)	0	0	0
Net cash used in total investing activities	(231,571)	(79,310)	(49,028)	(60,398)	(60,803)
Net cash provided by (used in) continuing financing activities	664,290	21,427	(68,156)	18,871	2,879
Net cash provided by (used in)
discontinued financing activities	0	0	0	0	0
Net cash provided by (used in) total financing activities	664,290	21,427	(68,156)	18,871	2,879
Net increase (decrease) in cash and cash equivalents	(73,522)	(241,918)	359,046	200,324	676,479

Ratios and other data
Increase (decrease) in net sales (in percent)	(40.5)	23.2	(21.2)	59.8	2.6
Gross profit as a percentage of net sales	2.0	23.9	23.9	36.7	38.5
Operating income (loss) as a percentage of net sales	(37.2)	(4.8)	(10.0)	15.4	17.8
Net income (loss) as a percentage of net sales	(26.1)	(4.5)	(8.1)	9.6	12.3
Shareholders’ equity as a percentage of total assets	33.7	39.8	39.8	42.9	45.6
Backlog of new systems (in units) at year end	117	103	103	119	86
Backlog of used systems (in units) at year end	1	7	21	12	9
Backlog of systems (in units) at year end	118	110	124	131	95
Sales of systems (in units)	197	205	169	282	196
Number of employees at year end for continuing operations	6,039	5,971	5,059	5,071	5,055
Number of ordinary shares
outstanding (in thousands) at year end	466,978	482,182	482,514	483,676	484,670
Stock price ASML at year end[5]	19.52	7.96	15.72	11.81	16.90
Volatility % ASML shares (260 days)[6]	71.0	89.0	60.9	37.4	26.0

[4]	Working Capital is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.
[5]	Closing price of ASML’s ordinary shares listed on the Official Segment of the stock market of Euronext Amsterdam N.V. (Source: Bloomberg)
[6]

Volatility represents the variability in our share price on the Official Segment of the stock market of Euronext Amsterdam N.V. as measured over the last 260 business days of each year presented. (Source: Bloomberg)

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Environment, Health
and Safety (EHS)

It is a priority at ASML to guard the health and safety of those who are in contact with our products and services. We also seek to minimize our impact on the environment. We ensure that our facilities have safe and professional working environments and our business activities are conducted safely. It also means raising awareness among employees and end users and keeping them informed about our EHS policies and procedures.

EHS roles and responsibilities

ASML is committed to world-class EHS performance at every site. We have integrated policies that apply around the globe. By focusing on regional initiatives guided by central directives, we ensure our global commitment to EHS performance is meeting local requirements.

ASML has established an EHS Policy Board to steer regional EHS management issues and work toward a global EHS management system. The Policy Board comprises senior management members from each ASML site, members of the human resources department and facilities department, and a worldwide EHS coordinator.

The Policy Board reports to the Executive Vice President of Operations. At the regional level, EHS managers are assigned to each of our production sites in Europe and the United States. For the Customer Support organization, an overall EHS manager coordinates through local EHS facilitators.

ASML employs 14 environment, health and safety specialists to monitor and manage EHS issues, including product safety engineers based in Wilton and Veldhoven. Within Customer Support, EHS management in the field is carried out by EHS managers, coordinators and facilitators as part of their engineering role.

Management Systems

Since January 1, 2003, ASML has implemented an ISO 14001 certified environmental management system, starting with ASML locations in the Netherlands. From April 1, 2004, this system was applied to worldwide ASML activities. During global ISO 14001 re-certification audits in 2005, it was established that ASML complies with the new ISO 14001:2004 standard. The ISO 14001 certificate was granted to ASML on January 1, 2006.

ASML monitors international developments in occupational health and safety management systems and has begun integrating common elements

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of these systems into its worldwide ISO 14001 certified environmental management systems.

These elements include a safety policy, audits, training, standard procedures, and reporting systems. Every ASML site shares its experiences: based on these insights, best practices or procedures are adopted worldwide.

In January 2005, ASML amended its Complaints Procedure for violations of the Internal Guidelines on Ethical Business Conduct and adopted a Whistleblower’s Procedure for receipt, retention and treatment of complaints regarding accounting, internal controls and auditing.

Under the Whistleblower’s Procedure, ASML employees are able to report issues on an anonymous basis. The Code of Conduct, Complaints Procedure and Whistleblower’s Procedure are posted on ASML’s Corporate Governance website.

Data collection

Environmental and safety data has been provided by our EHS staff and is consolidated at our corporate headquarters. Data is reported by each site in Veldhoven, the Netherlands; Wilton, Connecticut; Richmond, California; and Tempe, Arizona. For our sales and service locations, consolidation is reported on a worldwide level.

The preparation of the data requires that our EHS staff make estimates and assumptions that affect the reported data, so actual figures may differ from estimates. Administrative organization and internal controls are documented. ASML reports in units according to the International System of Units.

Awareness training

ASML has an online training course for all employees entitled “General Introduction to EHS,” consisting of two modules. Through the combined efforts of EHS and Customer Support technical training, the two EHS training modules are available via ASML’s Online Academy. These computer-based training modules have been developed to execute basic EHS training efficiently, consistently and globally.

The first module, Environmental, Health and Safety Introduction, covers EHS topics for employee awareness. In 2005, approximately 1,400 ASML employees worldwide were trained in this first module. The second module, EHS Technical Training, covers EHS aspects for technical jobs and for employees who have access to cleanrooms. In 2005, approximately 1,000 ASML employees worldwide completed the second EHS module.

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Incident reporting

Events or situations that must be reported include injuries requiring medical attention, fires and/or explosions, and chemical leakages. Near misses, accidents and other incidents are reported by means of an incident report, which is published on ASML’s intranet and investigated by the EHS department. ASML is also obliged to report serious incidents within 24 hours to the relevant authorities. Serious incidents are defined as:

•	Accidents after which the victim is admitted to hospital (even if only for observation)
•	Incidents causing substantial material damage
•	Incidents that may have caused environmental damage

Evaluation of suppliers

Within the mandate of the ISO 14001 Environmental Management System, ASML periodically reviews significant environmental aspects of goods and services it uses. The company communicates any relevant procedures and requirements to suppliers and contractors.

The EHS performance of suppliers is based on degrees of documentation and implementation of environmental management systems, while health and safety areas will be evaluated at a later stage. Evaluation ranges across five categories as follows:

1.	Supplier, product and/or service is or is suspected to be not in compliance with legal requirements.
2.	Supplier has no environmental management system documented and implemented, and has obtained a score of less than 40% in the supplier pre-survey checklist.
3.	Supplier has no environmental management system documented and implemented, and has obtained a score of 40% or more in the supplier pre-survey checklist.
4.	Supplier has a documented and implemented environmental management system, though the system is not certified according to ISO 14001.
5.	Supplier has an ISO 14001 certified environmental management system.

ASML’s policy is that all suppliers that have scored 1 will be notified of their inclusion in that category as well as the consequences of this placement. In consultation with the supplier, actions will be taken to encourage compliance. Where possible, number 1 category suppliers will be replaced by suppliers with a score of 2 or higher. Depending on terms, conditions and supplier-related circumstances that are determined by our

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procurement and EHS managers, preference is given to category 5 suppliers.

ASML has evaluated suppliers up to and including 2005 as follows:

ASML supplier evaluation	Amount	Percent
Category 1	0	0%
Category 2	15	20%
Category 3	11	15%
Category 4	22	30%
Category 5	26	35%

In addition, in 2005, three supplier audits were performed by EHS experts on suppliers working on the premises of ASML in the Netherlands. No major non-compliance was found during these audits.

Audit

Our Board of Management reiterates ASML’s commitment to good corporate governance, reflecting principles such as independence of oversight, accountability and transparency. We conduct annual routine assessments, followed by corrective actions and periodic management reviews, to monitor and ensure that our health and safety procedures are operating effectively and efficiently.

In the countries in which we operate, our environmental management system is based on and certified according to ISO 14001. ASML regularly conducts both internal and independent external EHS audits to monitor compliance with EHS standards.

Internal audits

Internal EHS audits are performed periodically at ASML sites according to a worldwide audit schedule, and our internal auditors are trained to accepted standards. Audits are coordinated centrally but where possible are conducted by local auditors. No major non-compliance was found during these audits.

Number of internal ISO 14001 audits	2005
Veldhoven	23
Wilton	18
Tempe	4
Richmond	10
Customer Support / Sales	10
Total	65

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Number of internal compliance audits	2005
Veldhoven	1
Wilton	1
Tempe	1
Richmond	0
Customer Support / Sales	11
Total	14

External audits

External audits are conducted by local authorities and by an external certification body (within the scope of ASML’s ISO 14001 certified environmental management system). External auditors are accompanied by local EHS staff. No major non-compliance was found during these audits.

Number of external audits	2005
Veldhoven	6
Wilton	2
Tempe	0
Richmond	4
Customer Support / Sales	3
Total	15

Environmental and safety permits

ASML has all necessary environmental and safety permits for its buildings and operations at all locations. These permits are maintained, updated and checked for compliance in consultation with local authorities. No major non-compliance was found in 2005. ASML remains fully compliant with local legal requirements on environment and safety.

Emergency drills

Emergency drills are part of emergency response procedures at applicable ASML sites. Because of the implementation of emergency drills at a large number of Customer Support/Sales offices, 27 emergency drills were conducted in 2005.

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Environment
Commitment	In conducting our business we want to contribute to the sustainable development of our planet while maximizing the value of our shareholders’ investment in the company.

An environmental management system has been written, implemented and is maintained in compliance with the international standard ISO 14001. To check compliance with those standards, regular audits are performed by independent experts. We adopt new technologies and operating procedures with a view to improving environmental performance.

ASML is subject to Dutch and foreign environmental regulations in areas such as energy resource management; use, storage, discharge and disposal of hazardous substances; recycling, clean air, water protection and waste disposal. We have taken measures to comply with these regulations in the course of our business operations.

Energy consumption

ASML pursues opportunities to use energy in the most efficient way possible, minimizing associated gas emissions in the process. We do this by developing energy-efficient products and reducing energy consumption in our operations.

Total energy consumption

In 2005, ASML’s total energy consumption decreased by 3%. Worldwide electricity use increased by 8% and fuel use decreased by 13%.

Energy consumption (x 10[12] Joule)	2003	2004	2005
Electricity used	395	362	392
Fuels purchased	413	392	340
Sub total	808	754	732

Energy cogeneration plant	53	50	52
Total	755	704	680

The increase in electricity use was mainly due to new products in Veldhoven. New lasers and cooling systems for new types of machines use more electricity.

The total energy consumption is calculated by the sum of energy from fuel consumption and energy from electricity consumption, minus the energy from electricity production in Veldhoven.

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Energy consumption per site (% of total energy consumption)	2005
Wilton	23%
Richmond	1%
Tempe	8%
Veldhoven	68%

Cogeneration plant in Veldhoven

In Veldhoven, natural gas is used for the production of electricity in a cogeneration plant, which is also used as an emergency power plant and for cooling purposes.

Cogeneration plant (x 10[12] Joule)	2003	2004	2005
Natural gas used	135	146	125
Electricity produced	53	50	52

Gas Consumption	In total, the amount of inert gases has decreased by 4% in 2005 compared to 2004.
Inert gases (x 10[6] m3)	2003	2004	2005
Nitrogen produced	4.70	4.60	5.29
Nitrogen bulk purchased	6.51	4.92	3.84
Specialty gases purchased	0.03	0.03	0.05
Total	11.24	9.55	9.18

Inert gas consumption per site (% of total inert gas consumption)	2005
Wilton	28%
Richmond	0%
Tempe	11%
Veldhoven	61%

Water consumption

ASML is committed to reducing its water consumption through comprehensive, state-of-the-art reuse, recycling and other water-reduction projects. Total tap water consumption at ASML decreased by 1% in 2005 compared to 2004.

Tap Water (x 1,000 m3)	2003	2004	2005
Tap water consumption	378	343	339

Tap water consumption per site (% of total tap water consumption)	2005
Wilton	23%
Richmond	2%
Tempe	16%
Veldhoven	59%

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Emissions

ASML monitors emissions and seeks to minimize or eliminate any adverse impact on the environment. From the specialty gases used in our lithographic systems, the fluorine is captured and the inert gases are emitted into the atmosphere. The fluorine traps are subsequently returned to the manufacturer for recycling.

Air

Emissions of greenhouse gases (most relevant gases are nitrogen oxide and carbon dioxide) are by-products of our combustion installations. The emissions of greenhouse gases are calculated directly from the consumptions of fuels (direct emissions) and electricity (indirect emissions). In total, the greenhouse gases increased by 11% in 2005 compared to 2004.

Emissions to air (x 10[6] kilogram)	2003	2004	2005
CO2 direct (from purchased fuels)	23.98	22.03	25.31
CO2 indirect (from purchased electricity)	35.16	32.18	34.88
NOx direct (from purchased fuels)	0.02	0.02	0.02
Total emissions of greenhouse gases	59.16	54.23	60.21

The increase in CO2 emissions was caused by an increase in electricity consumption.

Emissions of greenhouse gases per site (% of total emissions of greenhouse gases)	2005
Wilton	30%
Richmond	1%
Tempe	10%
Veldhoven	59%

Water

Production waste water in Veldhoven, Wilton and Tempe is discharged via neutralization units. The level of acidity after the neutralization units is continuously monitored. In Veldhoven, the quality of waste water after neutralization is checked annually by an independent expert. There was no violation of the legal waste water quality standards in 2005.

In Veldhoven, of the total amount of discharged waste water, approximately 15% is from toilets, sinks, etc; 35% is production waste water (discharged via neutralizing units) and 50% is displacement water from the cooling towers.

Waste

We strive to minimize waste and enhance efficiency in the use of materials throughout our operations. By maximizing our recycling efforts, we promote sustainable production practices and reduce landfill.

ASML facilities in Veldhoven, Wilton and Tempe operate glass, paper and plastic collection and recycling programs. In addition, product shipping

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containers are returned to the company for reuse. At our Veldhoven facility, we separate foil from plastic waste and use a foil compressing machine that bales the foil. The foil is separated by type of polymer (polyethylene and polypropylene) then recycled into granules ready for use by the plastic processing industry.

Non-hazardous waste materials increased by 4% in 2005 compared to 2004 because more materials were collected worldwide.

Due to intensive waste separation and recycling programs, hazardous waste materials decreased by 9% in 2005 compared to 2004.

Waste materials (x 1,000 kilogram)	2003	2004	2005
Non-hazardous waste materials	932	862	894
Hazardous waste materials	105	53	48
Total waste materials disposed	1,037	915	942

Regarding disposed waste materials in Veldhoven, 58% is reused and 42% is disposed with energy conversion.

Disposal of waste materials per site (% of total disposal of waste materials)	2005
Wilton	2%
Richmond	2%
Tempe	1%
Veldhoven	95%
Incidents

In 2005, one environmental incident was reported in Veldhoven and it concerned leakages of CFCs in cooling machines. It was addressed in 2005. The decrease in environmental incidents is mainly due to improved monitoring of waste water discharge after neutralization.

	2003	2004	2005
Total environmental incidents	10	5	1
Products

We seek to minimize our environmental footprint. ASML ensures the energy consumption for our products remains as low as possible without compromising performance. We have practices to minimize the amount of lead used in the soldering of electronics.

Our EHS experts investigate new technologies and screen new materials for potential chemical, physical or toxicological hazards to protect the environment and people.

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Health
Commitment

ASML strives to be a healthy organization with minimal employee illness. We proactively address health issues and take steps to improve and protect employee health. We value the well-being of our employees and acknowledge the importance of a proper work-life balance.

Illness prevention

We have several initiatives to help prevent and reduce illness. We seek to optimize our employment conditions worldwide. This is reflected in our handling of issues such as our no-smoking policy, employee fitness promotion, repetitive strain injury, lifting of heavy objects and stress management.

Employees are provided with ergonomically optimized workplaces and workstations and, upon request, at each of our main sites, we provide ergonomic advice to any employee suffering from discomfort.

For employees who become ill, ASML focuses on ensuring they recover as rapidly as possible and are able to safely return to work. We have a system for sick leave monitoring and active reintegration policies.

Wherever necessary, we provide opportunities to adjust employee workloads. On some occasions, systems and equipment are put in place to enable employees to work from home on special assignments.

Company doctors are available on site in Wilton for 500 hours each year and in Veldhoven for 1,000 hours. These doctors also have an active role in preventing illnesses as a result of labor circumstances and in reintegrating employees who have become ill from work or non-work related accidents.

In 2005, a risk assessment of health issues was conducted in Veldhoven by an external party. No issues were identified.

ASML seeks to recognize potential risks to employees in senior and managerial positions at an early stage. We have annual voluntary health check-ups for those aged 40 and over.

Absence coordinators

Employees who become ill in the Netherlands are contacted by phone by a medically qualified absence coordinator from the Dutch Occupational Health and Safety Service who evaluates the employee’s symptoms and estimates his or her recovery time.

The coordinator keeps the employee’s direct supervisor informed about the absent employee’s status and is in regular contact with the employee. Coordinators are able to determine whether an employee should be referred to the Company doctor.

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This process helps evaluate absences resulting from sickness. It gains insight into employees’ symptoms and their complaints.

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Safety
Product safety

Product safety is a priority throughout the lifecycle. ASML ensures that safety measures are incorporated into equipment from the earliest design stage. Where equipment hazards cannot be designed out, steps are taken to incorporate safeguards into the system. This is done to ensure that no single failure or operator error can lead to a hazardous exposure of the operator, facility personnel or to the environment.

SEMI Standards

The standards ASML follows for product safety include applicable regional regulations and the Semiconductor Equipment Manufacturing Institute (SEMI) S2 Safety Guidelines for semiconductor manufacturing equipment.

These standards address chemical, radiation, electrical, physical, mechanical or environmental hazards, as well as fires and explosions, earthquake protection, ventilation and exhaust, and ergonomics. Third-party audits are conducted to ensure these standards are met. No major non-compliance was found in 2005.

Prevention

Through comprehensive safety training, safety practices, control of workplace hazards and design-for-safety principles, ASML aims to achieve a zero occupational injury rate at its facilities. If an incident does occur, procedures are in place for providing emergency help and effective investigation. The main hazards associated with our business are:

•	High intensity laser systems
•	High voltage apparatus
•	Packing and transportation of machines and modules
•	Highly flammable/explosive gases and liquids
•	Toxic and chemically aggressive gases and liquids
•	Some use in older clean rooms of combustible materials (PP, PVC) for ducts and pipes
Incidents

In 2005, a total of 89 incidents during work were reported within ASML. Of these incidents, 52 were minor where only first aid medical attention was necessary, while 37 were recordable incidents. A recordable incident is an event whereby the employee:

•	Requires medical treatment beyond first aid
•	Has a recordable injury or illness as defined by a physician or other healthcare provider
•	Cannot return to work (lost work days)
•	Is transferred to another job (restricted work days)
•	Has lost consciousness
•	Is fatally injured

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Of 37 recordable incidents in 2005, none were fatal. Thirty incidents required the employee to have medical treatment beyond first aid; the remaining seven incidents were lost work-day cases. Of 47 recordable incidents in 2004, none were fatal.

Incident rate

In 2005, ASML had an incident rate of 0.8 (i.e., 0.8 recordable incidents per 100 full-time employees working a full year), compared to 1.0 in 2004. ASML’s incident rate is below the Semiconductor Equipment Manufacturing Industry’s latest average incident rate of 4.7.

Rapid emergency response

ASML ensures employees know how to respond in the event of an emergency, such as a fire or earthquake. Designated Emergency Response Teams (ERTs) have been appointed worldwide and are trained to assist and lead other employees in dangerous situations. These teams are trained in first aid, building evacuations and fire-fighting.

In Veldhoven, there are approximately 120 participants in the emergency response team. Members are trained and certified to act in case of fire, evacuations, first aid and are able to use an automatic external defibrillator and perform reanimation procedures.

Risk assessments	In 2005, risk assessments were performed at production and office locations in Veldhoven. Recommendations were reported to further improve safety. They were followed up appropriately.

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Social
Employment overview

ASML supports the general principles of the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization. ASML has a zero-tolerance policy toward any form of discrimination by any of our employees.

We provide equal opportunity in recruiting, hiring, education, promotion and compensation without discrimination to race, color, gender, age, religion, political opinion, nationality or social origin. We only profile employee characteristics to meet established governmental policies for promoting greater equality of employment opportunities or when it relates to the inherent requirements of a job. We respect the different cultural identities of our employees.

Headcount

As of December 31, 2005, employees worldwide: 5,055

Asia	Employees: 787	Percent
	Female	14%
	Male	86%

Europe	Employees: 2,782	Percent
	Female	9%
	Male	91%

USA	Employees: 1,486	Percent
	Female	14%
	Male	86%

Career development

We strive to reward our employees competitively for their performance. We provide motivating working conditions, including coaching, training and personal career development programs. The responsibility for development and learning is shared by employees, managers and Human Resources & Organization (HR&O) staff.

ASML employees are encouraged to take initiative for their own career development and learning. Meanwhile, managers and HR&O staff are responsible for supporting initiatives toward development and learning within ASML. These include:

•	Performance management
•	Management development review process
•	Leadership development programs
•	Job-oriented training

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Performance management

The final phase of our performance management approach was rolled out in December 2005 for employees in job grades below director level. It provides an integrated and web-based application for performance appraisal, mid-year reviews, talent management and development.

ASML employees have a personal Development Action Plan that addresses: opportunities for development, career direction and job improvement initiatives. This approach also includes the ASML Competency Model that seeks to develop the ability to perform effectively in certain situations or tasks against set targets. It is based on input from 250 managers and employees worldwide and comprises 34 competencies.

Management development

The Management Development Review Process identifies leadership talent within ASML. It is used to review employees in senior and executive job grades as well as those in lower job grades who show high potential or participate in leadership programs.

In May 2005, results of the cross-sector management development committee were presented to the Board of Management by senior managers, including proposed career plans for talent with high potential. The aim is to retain intellectual capital and talent, and to encourage the development of talent for critical positions.

Leadership development

ASML offers three Leadership Development Programs. They allow participants from different disciplines, locations and backgrounds to obtain broader knowledge and new skills and to work together in project teams. The programs facilitate integration across regions and disciplines within ASML and are conducted according to appropriate job grades.

•	Tactical Leadership Program includes modules on management and business processes and was implemented in November 2005 in partnership with Personnel Decisions International.
•

Professional Leadership Program was developed jointly with the Rotterdam School of Management. It includes modules on performance improvement, high-tech marketing, entrepreneurship, organizational renewal and innovation.

•	Strategic Leadership Program is executed in partnership with IMD and consists of a series of modules focused on business management, financial management and leadership.

Job-oriented training

We encourage employees to enhance their job-oriented skills by attending training workshops or programs at accredited educational institutions. It ranges from personal effectiveness workshops and personal computer

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training to technical, non-product-related education. In 2005, more than 4,500 training programs were completed by our employees.

A new learning@asml platform was also launched in 2005 to facilitate the search and selection of training. This platform includes a self-assessment module and a training catalogue with search possibilities.

Managing resources	ASML’s Resource Center focuses on ensuring that during the cycles of our industry we have the talent available to perform.

Flexible work force

In 2005, an initiative began to further increase flexibility in manufacturing to better complement our business cycle. In our development and engineering departments, the ratios between fixed and flexible workers were assessed in view of evolving business needs.

Web-based employment pool

ASML uses a web-based recruitment system, Mr. Ted TalentLink, worldwide. It supports the Candidate Relationship Management approach that enables ASML to build a candidate database of talent in the labor market. The system supports the whole workflow when filling vacancies. It helps meet staffing needs worldwide as efficiently as possible by publicizing job openings internally and externally. It also allows consolidation of feedback from interviews.

Motivation and performance

ASML’s worldwide compensation and benefits framework and benchmarking methods help us to respond effectively to local market trends and patterns. It ensures our employees have competitive and transparent compensation and benefits packages in each country in which we operate. We seek to keep our employees motivated and stimulate their performance.

Worldwide benefits survey

We conducted our annual benchmark of compensation packages during 2005: doing so systematically monitors our competitiveness on a country-by-country basis. It focuses on basic salary, guaranteed payments, variable payments and long-term incentives.

We also executed a worldwide benefits survey in 2005 with the aid of external consultants. This survey aimed to determine whether the benefits ASML offered at each location are in line with the desired market position of our total compensation and benefits packages. It also clarified whether they are cost-efficient and provide the desired benefits to employees.

Based on the survey’s findings, we were able to determine adjustments in our benefits packages, what the costs of any such changes would be, and

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whether a local or international pooling approach would best serve ASML’s needs. As a result of the worldwide benefits survey, we are able to confirm that we offer competitive benefits packages in all locations.

Stock option plans

We continued to use our Incentive Stock Option Plan in 2005. The Supervisory Board approved the total number of stock options available to management and employees in 2005. ASML employees in key positions were nominated by managers on the basis of their outstanding contribution at all grades and salary levels.

Furthermore, we continued our Stock Option Purchase Plan in 2005 for employees worldwide and management, other than members of the Board of Management.

These plans are a valuable means of rewarding and providing incentives to our employees. They offer opportunity to share in ASML’s long-term success.

U.S. benefits plan

In the United States, ASML offers a “cafeteria” benefits plan that allows employees to tailor benefits to suit their individual needs. Each year, employees can make their selections for the coming year via an Open Enrollment Process.

Working in Society

As a global business organization, we respect the rule of law and comply with the national laws, regulations, and administrative practices of the countries and communities in which we operate. We conduct our activities in a competitive manner, within the framework of applicable laws and regulations. We apply the following principles:

•	Compete fairly and honestly and comply with the letter and the spirit of all applicable laws and regulations.
•	Believe in sound economic competition and endeavor to increase our market share by constantly improving the quality of our products and services.
•

Abstain from directly or indirectly demanding or accepting from an employee, pubic official, business partner or competitor a bribe or other undue advantage for them to obtain or retain business or other improper advantage. We also expect third parties with whom we do business not to solicit or expect us to render a bribe or other undue advantage.

•	Abstain from any improper action to obtain business advantages.

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•	Promote honest and ethical conduct including the ethical handling of actual and apparent conflicts of interests between personal and professional relationships.

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ASML

Contact

Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

Corporate Communications

phone: +31 40 268 4941

fax: +31 40 268 3655

e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

fax: +31 40 268 3655

e-mail: investor.relations@asml.com

For more information, visit our

website: www.asml.com

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